Blue Chip Investor Funds May 15, 2019

Christina DiAngelo Fettig
Senior Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F. Street, N.E.
Washington, DC 20549

RE: Blue Chip Investor Funds (the "Trust”); File Nos. 811-10571 and 333-73104

Dear Ms. Fettig:

Please find below the Trust’s responses to oral comments from the staff received on April 29, 2019 on the Trust's Annual Report to Shareholders for the period ended December 31, 2018 (the "Report"). For your convenience, I have summarized the staff’s comments.

Form N-CEN

1. Comment: Under item C20 vi. The question asks “If the fund drew on the line of credit during this period, what was the average amount outstanding when the line of credit was in use?” Why is the answer of $1,558,953 different from the answer in the annual report.

    Response: The fund did not use the line during all 365 days during the reporting period. Therefore the responses will be different.

Annual Report

2. Comment: Is the statement in footnote 4 of the annual report correct in stating “The Advisor also pays the salaries and fees of all of its officers and employees that serve as officers and trustees of the Trust.”

    Response: The Independent Trustees are not officers or employees of the Advisor. Therefore the statement is correct.

Prospectus

3. Comment: The principal investment strategy notes that the fund may sell covered call options. Consider removing this as a principal investment strategy in future filings.

    Response: We will consider removing covered call options from the principal investment strategy in future filings.

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If you have any questions or additional comments, please call the undersigned at 619-588-9700.

Respectfully, /s/Jeffrey Provence Jeffrey Provence Treasurer, Blue Chip Investor Funds